VIA EDGAR
March 6, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Angela J. Crane, Accounting Branch Chief Dennis Hult, Staff Accountant

Re:	Molex Incorporated (File No. 0-07491) Form 10-K for the fiscal year ended June 30, 2007 Filed August 3, 2007
Ladies and Gentlemen:
     This letter sets forth the responses of Molex Incorporated to the comments on the above-referenced filing provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated February 21, 2008. The Staff’s comments are restated below in bold, italicized type, and are followed by our responses.
     Staff Comment #1: We note you include a non-GAAP measure, “organic net revenue growth” in your MD&A discussion. Consistent with Item 10(e)(1)(i) of Regulation S-K, revise future filings to include a reconciliation of the non-GAAP financial measure disclosed with the most directly comparable GAAP financial measure or measure, which both identifies and quantifies each reconciling adjustment included in the non-GAAP measure.
     Company Response:
     In future filings where we include a discussion of “organic net revenue growth” in our MD&A, we will modify the tables which provide an analysis of the change in net revenue to include the net revenue for the prior year period and the current year period and to quantify each adjustment included in the non-GAAP measure to clarify the reconciliation of the non-GAAP and the GAAP measures. We will modify the tables included in our MD&A to use the following presentation (based on the disclosure made in the above-referenced Form 10-K):

Securities and Exchange Commission
March 6, 2008

	2007	2006	2005

Net Revenue for prior year period	$2,861,289	$2,554,458	$2,249,018
Components of Net Revenue increase (decrease):
Organic net revenue growth	141,887	337,621	233,297
Currency translation	60,219	(30,790)	72,143
Woodhead acquisition	202,479	-	-

Total change in Net Revenue from prior year period	404,585	306,831	305,440

Net Revenue for current year period	$3,265,874	$2,861,289	$2,554,458

Organic net revenue growth as a percentage of Net Revenue for prior year period	5.0%	13.2%	10.4%
     We will also continue to include appropriate disclosure in our MD&A under the caption “Non-GAAP Financial Measures” consistent with the requirements of Item 10(e)(1)(i) of Regulation S-K.
     Staff Comment #2: We note the disclosure on page 54 that MPN’s implied fair value assessment was based on a valuation by an independent valuation firm. While in future filings management may elect to take full responsibility for valuing MPN, if you choose to continue to refer to the expert in any capacity, please revise future filings beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.
     Company Response:
     In all applicable future filings, we will either accept full responsibility for fair value assessments or name the independent valuation firm that assisted us with our valuation. To the extent that we so name an independent valuation firm in a future filing and subsequently incorporate such future filing by reference into a registration statement, we will include any required consents.
* * * *
     In connection with this response, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your prompt attention to this letter responding to the Staff’s comment letter. If you would like additional information, please contact the undersigned at (630) 527-4666.

Very truly yours,
By:	/s/ DAVID D. JOHNSON
Executive Vice President, Treasurer
& Chief Financial Officer